Exhibit 12.1
MSW ENERGY HOLDINGS LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Six		For the Period From		For the Period From
	Months Ended		June 25 through		January 1 through
	June 30, 2006		June 30, 2005		June 24, 2005
EARNINGS:
Pre-tax income (loss) from continuing operations before minority interests	$33,580		$2,662		$(2,901)
Add:
Fixed charges	27,016		1,074		31,517

Earnings, as adjusted	$60,596		$3,736		$28,616

FIXED CHARGES:
Interest expense	$27,016		$1,074		$31,517

Fixed charges	$27,016		$1,074		$31,517

RATIO OF EARNINGS TO FIXED CHARGES:	2.24	x	3.48	x	0.91	x

43